SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Rule 8 Announcement - Wholesale
                                -------------------------------------------
                                Representatives Plan purchased 11,398 shares
                                --------------------------------------------
                                and ESOP transferred 2,520 Ordinary Shares
                                -------------------------------------------
                                on behalf of beneficiaries.
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AMVESCAP PLC
IMMEDIATE RELEASE 2 AUGUST 2005
CONTACT: ANGELA TULLY  TEL: 020 7065 3652



In Accordance with 3.1.4R of the Disclosure Rules and Rule 8.1 of The City Code on Takeovers and Mergers, notification is hereby given that:-

On the 1 August 2005, Trustee of the AMVESCAP Wholesale Representatives Plan ("WRP") purchased 11,398 shares on behalf of beneficiaries at (pound)4.285. The purchase was not made on behalf of a director of AMVESCAP. The Company was notified of this transaction on 2 August 2005.

On the 29 July 2005, Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") transferred 2,520 shares to a beneficiary. The transfer was not made to a director of AMVESCAP. The Company was notified of this transaction on 2 August 2005.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.

Following the transaction the AMVESCAP Concert Party,(comprising the Directors of AMVESCAP PLC, Rothschild Trust (Cayman) Limited - the Trustee of the AMVESCAP Share Option Trust, the AMVESCAP Employee Share Ownership Plan, the AMVESCAP Wholesale Representatives Plan and the AMVESCAP Global Stock Plan) is interested in 92,177,362 Ordinary Shares of 25p each, representing 11.356% of the issued share capital.



2 AUGUST 2005


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  2 August, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary